

July 26, 2010

H. William Willoughby
President
C.R.I., Inc.
11200 Rockville Pike
Rockville, MD 20852

> **Re:** **CRI Hotel Income Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **File No. 033-11096**

Dear Mr. Willoughby:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition / Liquidity, page II-3

1. Please further expand on your disclosure that net cash provided by the hotels' operating activities and existing cash resources was adequate to support operating and financing activities. Based on your statement of cash flows, we understand that you had a cash outflow from operating and financing activities for the most recent fiscal year. Clarify the specific sources of cash and if true, that it is withdrawals from your working capital reserves, confirm that in future filings you will specifically disclose your use of this cash as a source of needed liquidity.

Item 9A – Controls and Procedures, page II-10

2. Tell us how you have complied with Item 308 of Regulation S-K as it requires you to provide management's assessment of the effectiveness of the company's internal control over financial reporting.

Financial Statements and Footnotes

Statement of Cash Flows, page IV-9

3. Given that you use your working capital reserve to either fund operations or o reduce the amount of the existing debt, explain to us why you deemed it appropriate to classify your working capital reserve as an investing activity within your statement of cash flows when used in that manner.

4. Further to our previous comment, supplementally clarify how the working capital reserves are established. If it is based on the contracts with the individual hotels, explain how the general partner has discretion to use those funds in an alternative manner.

Exhibits 31.1 and 31.2

5. To the extent you are required to comply with Item 308 of Regulation S-K, it is unclear why your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting. Please advise or file an amendment to the Form 10-K for year ended December 31, 2009, and the Form 10-Q for the quarter ended March 31, 2010 that includes the entire periodic report and a new, corrected certifications. To the extent you are not required to file an amendment to comply with other comments issued in this letter, you are permitted to file an abbreviated amendment permitted that consists of cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief